EXHIBIT 3.1

CERTIFICATE OF INCORPORATION

OF

GREAT WHITE ENERGY SERVICES, INC.

The undersigned, a natural person, for the purpose of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware (particularly Chapter 1, Title 8 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the “General Corporation Law of the State of Delaware”), hereby certifies that:

FIRST: The name of the corporation is Great White Energy Services, Inc. (the “Corporation”).

SECOND: The address of the Corporation’s registered office in the state of Delaware is 2711 Centerville Road, County of New Castle, City of Wilmington, Delaware 19808. The Corporation Service Company is the Corporation’s registered agent at the address.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 100. The par value of each share is $0.01 dollars. All such shares are of one class and are shares of Common stock.

FIFTH: The Corporation shall, to the fullest extent permitted by the provisions of the General Corporation Law of Delaware, as now or hereafter in effect, indemnify all persons whom it may indemnify under such provisions, with respect to action or inaction taken by any such person honestly and in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and in the case of criminal proceedings, that such person had no reasonable cause to believe his conduct was unlawful. The indemnification provided by this Section shall not limit or exclude any rights, indemnities or limitations of liability to which any person may be entitled whether as a matter of law, under the Bylaws of the Corporation, by agreement, vote of the stockholders or disinterested directors of the Corporation or otherwise.

SIXTH: The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by paragraph (7) of Subsection (b) of Section 102 of the General Corporation Law of Delaware, as the same may be amended and supplemented.

SEVENTH: The election of directors of the Corporation need not be by written ballot, unless By-laws of the Corporation otherwise provide.

EIGHTH: From time to time any of the provisions of this certificate of incorporation may be amended, altered, or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this certificate of incorporation are granted subject to the provisions of this Article Eighth.

NINTH: Arthur Amron is the sole incorporator and her mailing address is c/o Wexford Capital LP, 411 West Putnam Avenue, Greenwich, CT 06830.

Dated: December 1, 2010

/s/ Arthur Amron

Arthur Amron, Sole Incorporator